

10015198

RECEIVED
2010 FEB 17 A 9:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE



11th January 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub: Notice for Board Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 28th January 2010 inter alia, to consider, approve and take on record unaudited financial results of the Company for the quarter/nine months ended 31st December 2009 and the same shall be published on or before 30th January 2010.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

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